QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

REPORT ON CORPORATE GOVERNANCE AND

OWNERSHIP STRUCTURE

PURSUANT TO ART.123-BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW

YEAR 2014

APPROVED BY THE BOARD OF DIRECTORS ON MARCH 2, 2015

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE: MILAN, PIAZZALE CADORNA, 3

WEBSITE: www.luxottica.com

        Set out below are the corporate governance rules and procedures of the management and control system of the group of companies controlled by Luxottica Group S.p.A. (hereinafter, "Luxottica" or the "Company").

        Luxottica complies, as illustrated below, with the Code of Conduct prepared by the Committee for Corporate Governance of listed companies promoted by Borsa Italiana S.p.A. (hereinafter the "Code of Conduct", the text of which was updated in July 2014 and is available on the website of the Committee for Corporate Governance at http://www.borsaitaliana.it/comitato-corporate-governance/codice/2014cleaneng.en.pdf). The Report refers to the fiscal year which ended on December 31, 2014 and includes the most relevant subsequent events up to the date of its approval.

SECTION I—GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

        The group of companies controlled by Luxottica Group S.p.A. (hereinafter "Luxottica Group" or the "Group"), one of the major global players in the eyewear sector, implements its business strategies through the presence of subsidiary companies in the various countries in which it operates. The Group is a leader in the design, manufacture and distribution of fashion, luxury, sports and performance eyewear. Its global wholesale organization covers more than 130 countries and is complemented by an extensive retail network of over 7,000 stores mostly located in North America, Latin America and Asia-Pacific. Product design, development and manufacturing take place in six production facilities in Italy, three in the People's Republic of China, one in India, one in Brazil and one in the United States devoted to sports and performance eyewear.

        Luxottica is listed on the New York Stock Exchange ("NYSE") and on the Telematic Stock Exchange organized and managed by Borsa Italiana ("MTA") and complies with the provisions of U.S. and Italian law for listed companies, as well as with the provisions issued both by the U.S. Securities and Exchange Committee ("SEC") and the Italian Commissione Nazionale per le Società e la Borsa ("CONSOB"). As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act ("SOX"), which influence its governance structure with regard to internal controls. Luxottica, the parent company of the Group, manages and coordinates its subsidiary companies, acting in the interest of the Luxottica Group as a whole.

        The main instruments for implementing unified management of the subsidiary companies are represented by:

  •
  preparation of Group industrial and commercial plans;

  •
  preparation of budgets and the assignment of objectives and projects;

  •
  forecasting of adequate information flows for management and control;

  •
  review and approval of extraordinary or particularly significant operations;

  •
  preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

  •
  establishment of central structures to provide professional services and support to all the companies belonging to the Group;

  •
  adoption of codes of conduct and procedures binding for the entire Group;

  •
  adoption of common organization models; and

  •
  formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

        The Italian subsidiary companies have acknowledged Luxottica as the company that exercises the activities of management and coordination pursuant to art. 2497 et seq. of the Italian Civil Code.

        The principles on which the corporate governance system of the parent company is founded are also applicable to all the companies belonging to the entire Luxottica Group, namely:

  1)
  defined, acknowledged and shared values, which are set out in the Code of Ethics;

  2)
  the central role of the Board of Directors;

  3)
  the effectiveness and transparency of management decisions;

  4)
  the adoption of an adequate internal control system;

  5)
  the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information;

  6)
  a proactive risk management system; and

  7)
  a remuneration and general incentive system for managers linked to the creation of sustainable value over time.

        The corporate governance system is established in compliance with the regulations of Borsa Italiana, CONSOB, SEC and NYSE, according to the highest standards of corporate governance.

        The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of stockholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which the Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ART. 123-BIS of Italian Consolidated Financial Law

        The Luxottica governance system—based on a traditional management and control system—is characterized by the presence of:

  •
  a Board of Directors, responsible for the management of the Company;

  •
  a Board of Statutory Auditors, responsible for supervising: (i) compliance with applicable law and with the Company's by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to art. 114, paragraph 2 of the Italian Legislative Decree no. 58/1998 (hereinafter also the "Italian Consolidated Financial Law"); and (vi) according to the provisions of Italian Legislative Decree no. 39/2010 on statutory audits, the process of collecting financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

  •
  the Stockholders' Meeting, which has the power to vote—both in ordinary and extraordinary meetings—among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company's by-laws; (iv) the appointment of the function responsible for the statutory auditing of accounts, upon the recommendation of the Board of Statutory Auditors; and (v) adoption of incentive plans.

        The task of auditing is assigned to an audit company listed on the special CONSOB register and appointed by the Ordinary Meeting of Stockholders.

        The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Ordinary Meeting of Stockholders and of the Audit Committee are illustrated more in detail later in the Report.

        The Company's share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at ordinary and extraordinary stockholders' meetings. As at January 31, 2015, the share capital was 28,906,039.98 Euro, made up of 481,767,333 shares each with a nominal value of Euro 0.06.

        There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

        The Company's stockholders with an equity holding greater than 2% of Luxottica's share capital are stated below, and it is specified that, in the absence of a more recent direct announcement to the Company, the percentage communicated to CONSOB, pursuant to article 120 of the Italian Consolidated Financial Law, is given:

  —
  Delfin S.à r.l., with 61.42% of the capital as at January 31, 2015;

  —
  Deutsche Bank Trust Company Americas, with 5.73% of the capital as at January 31, 2015; the shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the U.S. financial market through issuance by the Bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

  —
  Giorgio Armani, with 4.955%, of which 2.947% is held in the form of ADRs at Deutsche Bank and therefore included in Deutche Bank's shareholding; it is specified that these percentages correspond to the filing made on March 30, 2006, and are equal to 4.72% and 2.81% respectively of the capital as at January 31, 2015, assuming that the number of shares held is unchanged.

        The Chairman Leonardo Del Vecchio controls Delfin S.à r.l.

        The Company is not subject to management and control as defined in the Italian Civil Code. The Board of Directors made its last assessment in this respect on February 16, 2015, as it deemed that the presumption indicated in article 2497-sexies of the Italian Civil Code was overcome, as Delfin S.à r.l. ("the parent holding company") acts as a holding company and from an operational and business perspective there is no common managing interest with Luxottica nor with the other affiliates of Luxottica. In particular, in the aforesaid Board meeting it was deemed that no management and coordination activities on the part of the parent holding company existed as: (a) the parent holding company does not prepare and approve industrial, financial and strategic plans nor does it approve the budgets that are to be implemented by Luxottica; (b) the parent holding company is not involved in the definition of business or market strategies aimed at any subsidiary company; (c) no directives or instructions on financial or credit matters are issued to Luxottica, or regarding the choice of contracting parties or extraordinary transactions; (d) the parent holding company is not required to approve investment transactions of the subsidiary company Luxottica in advance; or (e) there are no policies or regulations that are "imposed" on any subsidiary by the parent holding company. It was also observed that the Chairman is the only common director of the parent holding company and the Company, and this circumstance, although undoubtedly significant, is not such as to integrate a form of direction in the management of the Company, especially in light of the overall delegation of power within the Board of Directors, which includes the Group's two Chief Executive Officers, along with the type of powers that have been delegated to the Chairman (which are stated below in the section on Executive Directors).

        Information on the stock option plans, the share capital increases approved by stockholders and reserved to stock option plans, and the performance share plans assigned to employees is available in the annual financial report, in the documents prepared pursuant to article 84-bis of the Regulations for Issuers, available on the Company's website in the Company/Governance/Compensation section and in the Report on Remuneration prepared in accordance with 123-ter of Italian Consolidated Financial Law.

        The Company is not aware of any agreements among stockholders pursuant to article 122 of the Italian Consolidated Financial Law.

        With the exception of the statements hereafter, Luxottica and its subsidiary companies are not parties to any significant agreement which is amended or terminated in the event of a change in control and that can be disclosed without causing damages to the Company.

        On June 30, 2008 the subsidiary company Luxottica U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 275 million with the following expiry dates: USD 20 million due on July 1, 2013; USD 127 million on July 1, 2015; and USD 128 million on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company's shares.

        On November 11, 2009 Luxottica Group S.p.A. entered into a loan agreement, which was amended on November 30, 2010, for the total amount of Euro 300 million paid in advance on August 29, 2014, with Mediobanca, Calyon, Unicredit and Deutsche Bank. The agreement provided for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gained control of the Company.

        On January 29, 2010 the subsidiary company Luxottica U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 175 million with the following expiry dates: USD 50 million on January 29, 2017; USD 50 million on January 29, 2020; and USD 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On September 30, 2010 Luxottica Group S.p.A. made a private placement of notes in the U.S. market for a total amount of Euro 100 million with the following expiry dates: Euro 50 million on September 15, 2017; and Euro 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On November 10, 2010 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of Euro 500 million, expiring on November 10, 2015. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating. In this regard, it is to be noted that on January 20, 2014 the Standard & Poor's rating agency awarded the Long Term Credit Rating "A-" to the Company.

        On December 15, 2011 the subsidiary Luxottica U.S. Holdings Corp. made a private placement of notes in the U.S. market for a total amount of USD 350 million, expiring on December 15, 2021. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On April 17, 2012 Luxottica Group S.p.A. and the subsidiary Luxottica U.S. Holdings Corp. entered into a revolving loan agreement for Euro 500 million expiring on April 10, 2019 with Unicredit AG—Milan Branch as agent, and with Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. as backers, guaranteed by its subsidiary Luxottica S.r.l. As at December 31, 2014, this facility was undrawn. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this party cannot repay the debt. This loan was paid off on February 27, 2015.

        On March 19, 2012 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0758640279) for a total amount of Euro 500 million, expiring on March 19, 2019. The offering prospectus contains a clause concerning the change of control, which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating. As already stated, on January 20, 2014 the Standard & Poor's rating agency awarded the Long Term Credit Rating "A-" to the Company.

        On February 10, 2014 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS1030851791) for a total amount of Euro 500 million, expiring on February 10, 2024. The transaction was issued using the EMTN Program, whose prospectus contains a clause concerning the change of control, which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating. The Standard & Poor's rating agency awarded the Long Term Credit Rating "A-" to the Company and the bonds.

        With regard to the agreements between the Company and the Directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, and in general for all the information on the remuneration of Directors and managers with strategic responsibilities and the implementation of the recommendations of the Code of Conduct with regard to remuneration, please refer to the Report on Remuneration prepared in accordance with article 123-ter of the Italian Consolidated Financial Law.

        The appointment and the removal of Directors and Auditors are respectively governed by article 17 and by article 27 of the Company's by-laws, which are available for review on the Company website www.luxottica.com in the Company/Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

        The Company's by-laws can be modified by the extraordinary Stockholders' Meeting, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

        Pursuant to article 12 of the Company's by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of the financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the Meeting.

        Each share carries the right to one vote.

        The Meeting of Stockholders is held on single call. Pursuant to article 14 of the Company's by-laws, the validity of the composition of the meetings of stockholders and of the related resolutions shall be determined in accordance with the provisions of the law. The Ordinary Meeting of Stockholders is properly constituted irrespective of the percentage of capital represented and resolutions are passed with the absolute majority of capital represented. The Extraordinary Meeting of Stockholders is properly constituted with the presence of the number of stockholders that represent at least one fifth of the share capital and passes resolutions with the vote in favor of at least two thirds of the capital represented.

        The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

        The Stockholders' Meeting of September 20, 2001 approved the increase in capital by a maximum of Euro 660,000 (six hundred and sixty thousand) in one or several tranches by March 31, 2017, through the issue of new ordinary shares to be offered exclusively in subscription to employees of the Company and/or its subsidiaries. The Stockholders' Meeting of June 14, 2006 approved the further increase in capital by a maximum of Euro 1,200,000 (one million two hundred thousand) in one or several tranches by June 30, 2021 through the issue of new ordinary shares to be offered exclusively in subscription to employees of the Company and/or its subsidiaries.

        As at January 31, 2015, Luxottica directly holds 3,647,725 treasury shares acquired through two buyback programs which were authorized by the Company's stockholders' meeting in 2008 and 2009. It is to be noted, for the sake of completeness, that the Board of Directors submitted a proposal to authorize the purchase of a maximum of 10 million Luxottica Group shares to the Stockholders Meeting called to approve the financial statements as at December 31, 2014.

        Please note that the information concerning the characteristics of the risk management and internal control system referred to in article 123-bis, paragraph 2, letter b) of the Italian Consolidated Financial Law, are listed below in Section II, which describes the Risk Management and Internal Control System.

SECTION II—INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

        The Board of Directors (hereinafter also the "Board") plays a central role in Luxottica's corporate governance.

        It is responsible for the management of the Company, with the objective of maximizing value for stockholders in the medium to long-term.

        To this end, the Board passes resolutions on actions necessary to achieve the Company's business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Stockholders' Meeting.

        Pursuant to art. 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolutions on the following matters:

  1)
  the definition of general development and investment programs and of the Company and Group objectives;

  2)
  the preparation of the budget;

  3)
  the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months' duration; and

  4)
  the approval of strategic agreements.

        With reference to the last item above, in the meeting held on January 19, 2015, the Board of Directors resolved that in any case the following are to be deemed to be of a strategic nature, also in order to simplify the criteria adopted previously (the details of which, are discussed in previous Corporate Governance Reports):

  (i)
  the agreements and decisions with a value exceeding 30 million euros, intended as a unit amount (or aggregate amount in the case of transactions of the same nature or with a similar subject), concluded within the same context, also by other companies of the Group and/or with different counterparties, exception made for intra-group transactions, payment of taxes and wedges to employees;

  (ii)
  the agreements and decisions concerning the acquisition or disposal, temporary or permanent, or the availability of trademark rights, be they owned or licensed, exclusive or non-exclusive, regardless of the value of the transaction (and therefore even if less than the limit referred to in the previous point), with the exception of inter-group transactions, merchandising agreements and agreements for the manufacture of goods and services directly used by the Company and/or its subsidiaries;

  (iii)
  the agreements and decisions concerning the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, related to the following managerial positions with strategic roles ("Strategic Managers"): Chief Financial Officer; Group Human Resources Officer; Group Investor Relations and Corporate Communications Officer; Group Manufacturing Officer; Group Design Officer; CIO and Global Business Services Officer; President Wholesale; President Retail Optical; President Retail Luxury and Sun.

        Before these standards were adopted, and therefore until January 19, 2015, the Board of Directors had resolved that the following were to be deemed "agreements of a strategic nature" to be submitted for review by the Board itself: i) those agreements that may have a significant impact on the future prospects of the Company and of the Group; ii) those transactions, which, if required by law, should have been disclosed to the market pursuant to art. 114 of Italian Legislative Decree 58/1998 by virtue of their capacity to impact the value of Luxottica Group shares. The Board of Directors in any case reserved the right to review: 1) all agreements having a significant economic value, namely a value equal to or higher than Euro 30 million; 2) without prejudice to the provisions under previous paragraph 1, the agreements which bound the Company and/or its subsidiary companies for a period of time exceeding three years, with the exception where the same were entered into in the ordinary course of business in compliance with specific directives shared with the Board.

        Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the by-laws to comply with legal requirements, and the transfer of the principal place of business within Italian territory.

        The Board of Directors approves the strategic plan of the Group annually, regularly monitoring its implementation, as well as the budget.

        The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year, as well as the adequacy of the internal control and risk management system. The Board of Directors reviews and approves the Company's governance system also in connection with the Group structure.

        The Board, upon the review of the Control and Risk Committee, is responsible for the definition of the guidelines for the internal control and risk management system in order to identify, measure, manage and monitor the main risks concerning the Company and its subsidiaries, defining the risk level that is compatible with the strategic objectives of the Company.

        The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the existing managing powers as well as the frequency with which the executive bodies must report to the Board on the activities performed in exercising such powers, please refer to the sub-section entitled Executive Directors of this Section II.

        The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the executive bodies and by the Control and Risk Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

        In particular, the Board carries out its assessments taking into account the information supplied by the executive bodies, which, on the basis of the guidelines issued by the Board, supervise all business structures and formulate proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to them by the Board itself.

        The Directors report to the other Directors and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

        For detailed information on the procedure for the approval of transactions with related parties, please refer to section III of this Report.

        The members of the Board of Directors are called to carry out an annual evaluation, which is prepared internally, on the size, composition and performance of the Board of Directors and its Committees. The Board of Directors has not to date utilized any independent experts in its self-evaluation.

        The questionnaire is made up of specific questions that concern, among others: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings and the efficiency of the decision-making processes.

        The results of the self-assessment are then processed annually and presented to the Board of Directors by the Lead Independent Director, who anonymously reports on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

        With regard to the 2014 fiscal year, the results of the evaluation were presented at the meeting held on February 16, 2015. The Board of Directors, with an overall positive evaluation, inter alia, acknowledged the substantial adequacy of the composition of the Board of Directors and of its Committees both in terms of overall size, the number of non-executive and independent Directors compared to the number of executive Directors and, more specifically, with regard to the professionalism, type and expertise represented. The efficient work of the Committees was acknowledged.

        During fiscal year 2014 the Board of Directors of Luxottica met ten times—the record of attendance for such meetings is listed in the annexed table and the average length of the meetings was approximately one and a half hours. Where the Chairman and/or the Chief Executive Officers deemed it appropriate to deal in greater depth with certain items on the agenda, senior managers of the Company were invited to participate in the Board meetings to discuss these items. In particular, during the fiscal year, the Chief Financial Officer, the Group Human Resources Officer and the Internal Audit Manager were invited to attend the meetings for the subjects regarding their respective areas of competence.

        The Board of Directors is convened with a notice period of at least three days; in an emergency this time may be reduced to one day.

        The Board of Directors formally determined that the suitable notice period for sending supporting documents is two days before each meeting. Throughout 2014 the relevant documents and information enabling the Board to make informed decisions were provided by the Directors with an average of three days' advance notice of the meetings. Two meetings were called as emergency meetings and no documents were sent in advance, in part, for reasons of confidentiality. However, all the relevant information was provided during the meetings, as well as appropriate in-depth explanations in order to enable the Directors to make informed decisions.

        In keeping with the practices of previous years, a meeting day between the Group's top management and the Company's Directors and Statutory Auditors was organized in July 2014 in order to provide more in-depth knowledge of the business operations and dynamics of the Company, in which specific business topics and related medium and long-term strategies of the Group were explained in detail. Furthermore, due to the knowledge of the Group acquired in previous years, specific "induction sessions" were not organized.

        In January 2015, the Company issued the calendar of corporate events for the 2015 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through March 2, 2015 the Board of Directors met three times.

Composition

        In accordance with its by-laws, the Company is managed by a Board of Directors composed of no less than five and no more than fifteen members, appointed by the Stockholders' meeting, once the number of directors has been decided.

        The Board of Directors currently in office was appointed by the Ordinary Meeting of Stockholders of April 27, 2012, and shall remain in office until the Stockholders' Meeting approves the financial statements for the fiscal year ending on December 31, 2014. The Board currently has eleven members.

        In 2014, four Directors resigned from their positions in office: Sergio Erede (on March, 13, 2014), Andrea Guerra (on September 1, 2014), Enrico Cavatorta and Roger Abravanel (on October 13, 2014); on October 29, 2014, Massimo Vian and Adil Mehboob-Khan were co-opted onto the Board of Directors.

        During the year, the Company decided to adopt a governance model based on the appointment of two Chief Executive Officers ("co-CEO model"), with the aim of more effectively responding to the growing complexity of the Group and global competitive dynamics. Following the resignation of Andrea Guerra from the office of Chief Executive Officer, Enrico Cavatorta was appointed Chief Executive Officer on September 1, 2014 for Corporate functions and, ad interim, for the Markets Area; the Operations Area, entrusted to Massimo Vian, temporarily reported to the Chairman Leonardo Del Vecchio. Following the resignation of Enrico Cavatorta from the Board of Directors on October 13, 2014, the Chairman Leonardo Del Vecchio temporarily took on all the managing powers of the Company, pending the final implementation of a governance model based on two different management areas: the Markets Area and the Product and Operations Area. Subsequently, on October 29, 2014, the Board of Directors entrusted Massimo Vian, ad interim, with all the powers for the management of the Company, pending the implementation of the new organizational model, which was completed on January 19, 2015, with the appointment of Adil Mehboob-Khan as CEO for Markets and of Massimo Vian as the CEO for Product and Operations.

        Detailed information on the powers assigned to the two CEOs and the areas they are responsible for can be found below in the section on Executive Directors in this Report.

        The composition of the Board of Directors on the date of approval of this Report is given below, with the specification of the office held and committee membership.

Leonardo Del Vecchio	Chairman
Luigi Francavilla	Vice Chairman
Adil Mehboob-Khan	Chief Executive Officer for Markets
Massimo Vian	Chief Executive Officer for Product and Operations
Mario Cattaneo*	Chairman of the Control and Risk Committee
Claudio Costamagna*	Chairman of the Human Resources Committee
Claudio Del Vecchio
Elisabetta Magistretti*	Member of the Control and Risk Committee
Marco Mangiagalli*	Member of the Control and Risk Committee and the Human Resources Committee
Anna Puccio*	Member of the Human Resources Committee
Marco Reboa*	Member of the Control and Risk Committee and Lead Independent Director

*
Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct

        Massimo Vian and Adil Mehboob-Khan are employees of the Company.

        Set out below is a brief profile of each Member of the Board in office, listing the year of their first appointment to the Board and the other offices held as at December 31, 2014, in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company with regard to the accumulation of positions and detailed below. In Luxottica Group, only the most significant companies or those companies having a strategic relevance have been considered.

Leonardo Del Vecchio

        The Company founder, Mr. Del Vecchio has been Chairman of the Board of Directors since its incorporation. In 1986, the President of Italy conferred on him the badge of honor Cavaliere dell'Ordine al "Merito del Lavoro". In May 1995, he was awarded an honorary business administration degree by the University Cà Foscari in Venice. In 1999, he was awarded an honorary Master's degree in International Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan. In December 2012, the Fondazione CUOA awarded him an honorary master's degree in business administration.

        He is a member of the Board of Directors of Beni Stabili S.p.A. SIIQ and of Kairos Julius Baer SIM S.p.A.; he is Vice Chairman of Fonciere des Regions S.A. and a member of the Board of Directors of Delfin S.à r.l.

Luigi Francavilla

        Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Vice Chairman since 1991. During his long career in the Group he was Group's Product & Design Director, Group's Chief Quality Officer and Technical General Manager. He is the Chairman of Luxottica S.r.l. and Luxottica Tristar (Dongguan) Optical Co. Ltd, which are among the major production subsidiary companies of the Group.

        In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. In 2011, he was appointed 'Grande Ufficiale' of the Republic of Italy and in 2012 'Cavaliere del Lavoro'.

        Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Adil Mehboob-Khan

        Mr. Mehboob-Khan was appointed Director of the Company on October 29, 2014 and CEO for Markets on January 19, 2015. After graduating with a degree in engineering from the University of London, he began his career at Procter & Gamble in 1987, gradually taking on roles with increasing responsibility regarding strategic products and divisions of the group in Europe and in the United States. In 2009 he was appointed Vice President of the retail business of the Beauty Division in Europe and from 2011 through December 2014 he held the office of President of Global Salon Professional & Wella.

Massimo Vian

        Mr. Vian was appointed Director of the Company on October 29, 2014, taking on all the powers of management ad interim until January 19, 2015, the date on which he took on the office of CEO for Product and Operations. He graduated with a degree in management engineering from the University of Padova and before joining Luxottica Group he held various positions in Momo S.r.l., EFESO Consulting and Key Safety Systems. Mr. Vian joined the Group in 2005 as Industrial Engineering Director. From 2007 until 2010 he held the office of Asia Operations Director and in 2010 he was appointed Chief Operations

Officer; in 2013, he also took over the responsibility for the Company's "Zero Waste" initiative. He is the CEO of Luxottica S.r.l., one of the major subsidiary companies of the Group.

Mario Cattaneo

        Mr. Cattaneo has been a member of the Board of Directors of the Company since 2003. He is Emeritus Professor of Corporate Finance at the Università Cattolica in Milan, Italy. He was a member of the Board of Directors of ENI from 1998 to 2005, of Unicredit from 1999 to 2005 and auditor of Bank of Italy between 1991 and 1999.

        He is a member of the Board of Directors of Salini Impregilo S.p.A and Bracco S.p.A., and Auditor of Michelin Italiana SAMI S.p.A.

Claudio Costamagna

        Mr. Costamagna has been a member of the Board of Directors of the Company since 2006. He holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs, where he was Chairman of the Investment Banking division for Europe, the Middle East and Africa for many years. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded. He is also a member of the International Advisory Board of the Università Luigi Bocconi, Chairman of Salini Impregilo S.p.A. and a member of the Board of Directors of FTI Consulting Inc.

Claudio Del Vecchio

        Mr. Del Vecchio, Chief Executive Officer of Brooks Brothers Group Inc., joined Luxottica Group in 1978 and has been a member of the Board of Directors of the Company since 1986. Between 1979 and 1982, he was responsible for distribution in Italy and Germany. From 1982 to 1997, he was in charge of the Group's business in North America.

        He is also a member of the Board of Directors of Luxottica U.S. Holdings Corp.

Elisabetta Magistretti

        Ms. Magistretti has been a member of the Board of Directors of the Company since April 27, 2012. She graduated with an honors degree in economics and business from the Università Bocconi of Milan and is registered in the Association of Certified Accountants in Italy. She worked for Arthur Andersen from 1972 to 2001, becoming a partner in 1984. In 2001, she took up the position of Senior Executive which is responsible for the Administrative Governance Management department of Unicredit. From 2006 to 2009, while still at Unicredit, she became the Manager of the Internal Audit Department of the Group. From 2010 to 2012 she was a member of the Audit Committee of Unicredit Bulbank, Bulgaria, and the Supervisory Board of Zao Unicredit Russia. She was also a member of the Italian Accounting Body (from 2002 to 2011) and a member of the Board of Directors of the Interbank Deposit Protection Fund (from 2002 until 2009). She is also a member of the Board of Directors of Pirelli & C S.p.A. and Mediobanca S.p.A.

Marco Mangiagalli

        Mr. Mangiagalli has been a member of the Board of Directors since April 29, 2009. Having graduated with a degree in political economics from the Università Bocconi in Milan, Italy, in 1973, he has spent most of his career working for the ENI Group and has also worked for the Barclays Group in Italy and for the Nuovo Banco Ambrosiano Group. At ENI, he held positions of increasing responsibility and was appointed Financial Director and ultimately Chief Financial Officer between 1993 and 2008. From August 2008 to May 2011, he was Chairman of Saipem S.p.A. He is a member of the Surveillance Committee of Intesa San Paolo S.p.A.

Anna Puccio

        Ms. Puccio has been a member of the Board of Directors of the Company since April 27, 2012. She graduated with a degree in corporate economics from the Cà Foscari University in Venice and a Master's degree in International Business Administration from the Fondazione CUOA. She began her career at Microsoft Corp. in the United States in 1987. She then worked at Procter & Gamble Corp. from 1990 until 2001, reaching the position of European Marketing Director in the Beauty Care Division, working in several countries, including Italy, Germany, Great Britain and Switzerland. In 2001, she joined Zed-Telia Sonera as Managing Director for Italy, a position she held until 2004, and she then moved on to Sony Ericsson Italia, where she held the position of Managing Director until 2006. Ms. Puccio was the Senior Strategy Advisor for Accenture Mobility Operative Services from 2008 until 2009. Since 2010, she has been the General Manager of CGM, the Italian Cooperative Group of Social Enterprises. Between 2006 and 2012 she was a member of the Board of Directors of Buongiorno S.p.A. Since February 2014, she has served as the Executive Director, General Secretary and General Manager of Fondazione Italiana Accenture.

Marco Reboa

        Mr. Reboa has been a member of the Board of Directors since April 29, 2009, after serving as Chairman of the Board of Statutory Auditors of Luxottica Group S.p.A. between June 14, 2006 and April 29, 2009. He holds a degree in Business Administration, received at the Università Bocconi in Milan, Italy, in 1978. He is registered in the Association of Certified Accountants since 1982 and is a certified public accountant pursuant to Ministerial Decree April 12, 1995. He is currently full professor at the Law School of the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy, and works as a freelance professional in Milan, notably in the field of operations of corporate finance. Over the past few years, he has published a series of books and articles on financial statements, economic appraisals and corporate governance. He is editor of the Magazine of Certified Accountants and a Director of Carraro S.p.A.

Limitations to the accumulation of positions

        To assess the maximum number of positions a Director may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size that is compatible with the office of Director at Luxottica, the Company has implemented the following criteria since 2007:

MAXIMUM NUMBER OF APPOINTMENTS AS DIRECTOR OR AUDITOR IN OTHER COMPANIES

Listed companies, financial companies, banks, insurance companies or companies of a significant size

Executive role	3 + LUXOTTICA
Non-executive role	9 + LUXOTTICA

        For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as members of the board of directors or auditor for companies listed on regulated markets (domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding Euro 1,000 million (hereinafter, "Large Companies"), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

        The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment at Luxottica Group S.p.A. With regard to the Chairman, he serves in four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that his role in Beni Stabili S.p.A. SIIQ is directly related to his role in Fonciere des Regions S.A., and that the offices held in other companies are not executive positions, the Board of Directors on February 16, 2015 agreed that such appointments were compatible with his role in Luxottica Group.

        According to the assessment of the Board, the members of the Board of Directors possess the required professionalism and experience to perform their roles effectively and efficiently. In particular, it is guaranteed that they possess adequate experience in the business sector in which the Company operates, as well as specific managerial, financial and internal control skills.

        It should be noted that neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Committees

        The Board of Directors has set up the Human Resources Committee and the Control and Risk Committee within the Board, composed exclusively of independent Directors. Special regulations approved by the Board of Directors regulate their operations and respective tasks. In the performance of their respective functions, these Committees are entitled to access the information and Company functions necessary for the performance of their respective tasks, and may work with external consultants at the expense of the Company, within the limits of the budget approved by the Board for each committee. In this regard, it is to be noted that if the Human Resources Committee intends to make use of the services of a consultant in order to obtain information on market practices regarding remuneration policies, it must check beforehand that the aforesaid consultant is not in any position that may clearly compromise its independence of judgment.

        Further information can be found in this Report, and with respect to the Human Resources Committee, in the Remuneration Report published pursuant to article 123-ter of the Italian Consolidated Financial Law.

        The Board of Directors, at its meeting held on April 27, 2012, did not deem it necessary to set up an "Appointments Committee" which is recommended by the Code of Conduct. This is due to the composition of the ownership structure of the Company. Moreover, responsibilities regarding succession plans, which would be the responsibility of the Appointments Committee, if set up, are assigned to the Human Resources Committee of Luxottica, which, inter alia, evaluates the organizational requirements of the Group and the action taken for the effective assignment of key positions (so called "succession plans").

Executive Directors

        On January 19, 2015, the Board of Directors, after revoking the previous granted powers, adopted a new management and representation system, appointing two Chief Executive Officers, namely the Directors Mr. Adil Mehboob-Khan and Mr. Massimo Vian, respectively CEO for the marketing and sales area ("Markets") and for product and operations area ("Product and Operations"), with the coordination and strategic supervision of the Chairman, Leonardo Del Vecchio. Each of the CEOs were assigned autonomous and exclusive powers in their respective areas of competence, in addition to shared common powers for the management of the functions not exclusively related to the Markets Area or the Product and Operations Area (i.e. typically so-called "corporate functions"). The powers were assigned taking into account the objective of focusing on the lines of command of the Company structure and the achievement of maximum operating speed through simplicity and the speed of decision-making processes, within the framework of a clear assignment of the scope of management powers and the sharing of strategic choices.

        Mr. Adil Mehboob-Khan, as CEO for Markets, was assigned the powers of ordinary and extraordinary management of the Markets Area, which includes the departments and functions related to the marketing and sales area (the management of Wholesale, Retail Optical, Retail Luxury and Sun, EyeMed, E-Commerce, Marketing, Go to Market, Business Development, Mergers & Acquisitions). In particular, he has autonomous and exclusive powers of management and representation with regard to agreements and decisions in the Markets Area with a value not exceeding 15 million euros. He has the powers of management and representation, with the obligation to coordinate and inform the other CEO and the Chairman, with regard to the following:

  a)
  the agreements and decisions with a value not exceeding 15 million euros involving the divisions jointly managed with the other CEO ("Shared Divisions"), which include the Accounting, Finance and Control, Human Resources and Internal Communications, Corporate and Legal Affairs, Investor Relations and Corporate Communications departments; and

  b)
  the agreements and decisions concerning the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, together with the amendments to the structure and creation of new roles for directors that form the "front lines" of the Markets Area.

        Mr. Massimo Vian, as CEO for Product and Operations, was assigned the powers of ordinary and extraordinary management of the Product and Operations Area, which includes the departments and functions related to the product and production area (the management of Style and Design; Research and Development; Purchasing; Manufacturing Frames and Lenses; Logistics and Distributions; Quality Assurance; Industrial Planning; Business Services; Risk Management and Compliance). In particular, he has autonomous and exclusive powers of management and representation with regard to agreements and decisions in the Product and Operations Area with a value not exceeding 15 million euros. He has the powers of management and representation, with the obligation to coordinate and inform the other CEO and the Chairman, with regard to the following:

  a)
  the agreements and decisions with a value not exceeding 15 million euros involving the Company functions jointly managed with the other CEO ("Shared Divisions"), which include the Accounting, Finance and Control, Human Resources and Internal Communications, Corporate and Legal Affairs, Investor Relations and Corporate Communications departments; and

  b)
  the agreements and decisions concerning the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, together with the amendments to the structure and creation of new roles for directors that form the "front lines" of the Product and Operations Area.

        The two Chief Executive Officers have joint powers of management and representation, subject to informing the Chairman beforehand, with regard to the following significant decisions:

  a)
  the agreements and decisions with a value of between 15 and 30 million euros;

  b)
  the agreements and decisions regarding the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, together with the amendments to the structure and creation of new roles for directors that form the "front lines" of the Shared Areas; and

  c)
  the appointment of members of the administrative bodies of strategically-relevant subsidiary companies, identified in agreement with the Chairman.

        The limits on the amounts stated above for both the Chief Executive Officers are not applicable to inter-group transactions and to payment of taxes and wages to employees.

        The Chief Executive Officers, exclusively within the scope of their respective areas of competence and jointly within the scope of the Shared Divisions:

  •
  are responsible for supervising the related business units on the basis of the instructions received from the Board of Directors, as well as ensuring that the organization, administration and accounting structure of the Company is suitable to its nature and size.

  •
  are responsible for formulating proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request.

  •
  have been identified as directors responsible for the internal control and risk management system.

        In order to ensure the efficient coordination of the CEOs, the Board of Directors has also entrusted the Chairman, Leonardo Del Vecchio, with the task of the supervision and strategic guidance of the management activities of the two CEOs, in addition to the functions reserved to him by law and through the Company's by-laws.

        For the sake of completeness, it is to be noted that, starting from September 1, 2014, the Board of Directors entrusted the Chairman with the task of identifying the strategies for the general management and development of the Company and the Group.

        Finally, the Chairman supervises the Internal Auditing function.

        Mr. Luigi Francavilla, Vice Chairman, is granted the powers to perform transactions with a value not exceeding Euro 10 million.

        In compliance with the provisions of the Company's by-laws, the executive bodies report to the Board of Directors and to the Board of Statutory Auditors promptly and regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

        In light of the above, the Board therefore has four Executive Directors: Leonardo Del Vecchio, Luigi Francavilla, Massimo Vian and Adil Mehboob-Khan.

        Until September 1, 2014, the CEO Andrea Guerra was granted all the powers to manage the Company up to the limits of 30 million euros for the signing of agreements, 10 million euros for the acquisition or transfer of shareholdings, 15 million euros for debt transactions and the issue of guarantees and 50 million euros for foreign exchange risk hedging and tax. For more details, please refer to previous Corporate Governance Reports. The powers granted to Mr. Enrico Cavatorta on September 1, 2014, on October 13, 2014 to the Chairman Leonardo Del Vecchio and on October 29, 2014 to Mr. Massimo Vian were the same powers previously granted to Mr. Andrea Guerra.

Non-executive Directors

        Messrs. Mario Cattaneo, Claudio Costamagna, Claudio Del Vecchio, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa are non-executive Directors.

        At the time of their candidacy, the following members of the Board of Directors, Mr. Mario Cattaneo, Mr. Claudio Costamagna, Ms. Elisabetta Magistretti, Mr. Marco Mangiagalli, Ms. Anna Puccio and Mr. Marco Reboa, declared that they satisfy the requirement of independence set forth by art.148, paragraph 3 of Italian Legislative Decree 58/1998, as quoted in art.147-ter of same decree and in art. 3 of the Code of Conduct.

        On April 27, 2012, following its appointment by the Ordinary Meeting of Stockholders, the Board of Directors verified that the independence requirements of Directors Cattaneo, Costamagna, Mangiagalli, Magistretti, Puccio and Reboa were met and notified the market thereof. With reference to Mario Cattaneo who, in a short time, would have been in the situation set forth under section 3.C.1.e) of the Code of Conduct, which applied to the fact that Mr. Cattaneo has held the position of Director for more than nine years out of the last twelve, the Board of Directors, with a view to substantially applying the recommendations of the Code of Conduct, agreed not to apply the aforesaid principle based on the exemplary independence of judgement deriving from the professionalism and experience of Mr. Cattaneo, who complied and still complies with all the other independence requirements provided for by the Code.

        The Director Roger Abravanel, appointed on April 27, 2012, and in office until October 13, 2014, qualified as an independent director in accordance with both the provisions of the Italian Consolidated Financial Law and the Code of Conduct.

        The Board of Directors last verified on February 16, 2015 that the independence requirements continued to be met on the basis of the information available and information provided by the parties involved and acknowledged that Mario Cattaneo, Claudio Costamagna, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa qualify as independent Directors.

        The Board of Statutory Auditors verified the correctness of the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria set forth in the Code of Conduct.

        Therefore, in accordance with the provisions of the Italian Consolidated Financial Law and the Code of Conduct, six out of eleven Directors are independent (i.e. more than one-third in accordance with the recommendations of the Regulations for Issuers such as Luxottica that belong to the FTSE Mib index).

        On April 27, 2012, the Board of Directors appointed Mr. Marco Reboa as the Lead Independent Director as a point of reference and coordinator of the requests and contributions of the independent directors. On his initiative, the independent Directors exclusively met three times in 2014 and once in the first two months of 2015. In these meetings corporate governance issues linked to the matters that led to the replacement of executive Directors and therefore to the adoption of the new "Co-CEO model" were discussed.

Appointment of Directors

        The Board of Directors in office was appointed by the meeting of April 27, 2012. The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%. In accordance with CONSOB resolution no. 19109 dated January 28, 2015 the minimum percentage of share capital required to present a list for the 2015 fiscal year is 0.5%.

        Nine of the eleven Directors currently in office were selected from the single list submitted by the majority stockholder Delfin S.à r.l.; two Directors—Messrs. Massimo Vian and Adil Mehboob-Khan—on the other hand, were co-opted during the 2014 fiscal year, with the favorable opinion of the Board of Statutory Auditors.

        The list submitted by Delfin and its supporting documentation, filed and published within the deadlines prescribed by law at the time of their appointment, are available for review on the Company's website under the Governance/General Meeting section.

        The appointment of the Directors is regulated by article 17 of the Company by-laws (please refer to the by-laws for more information).

        Due to the Company's ownership structure, on the occasion of the General Meeting called to renew the Company's governing bodies, the Board of Directors has not expressed its recommendation on the professionals whose presence is considered appropriate on the Board.

Human Resources Committee

        The Human Resources Committee is currently made up of the independent Directors Claudio Costamagna, Anna Puccio and Marco Mangiagalli. On October 13, 2014, the Director Roger Abravanel, a member of the Committee since April 27, 2012, resigned from the position of Director. The Committee was therefore supplemented with the Director Mangiagalli, who was appointed by the Board of Directors on October 22, 2014.

        Mr. Claudio Costamagna, who has particular expertise in the field of finance was appointed Chairman of the Committee.

        The Committee is responsible for offering consultations and submitting proposals to the Board of Directors, mainly with regard to the remuneration of executive directors and managers with strategic responsibilities.

        The Committee reports to the Board of Directors at least twice a year prior to the approval of the financial statements and the six-month report.

        In 2014, the Committee met eight times for an average meeting of one and a half hours. In the first two months of 2015 the Committee met twice.

        For further information on the responsibilities and activities of the Committee and the remuneration of Directors, Statutory Auditors and managers with strategic responsibilities, please refer to the Remuneration Report published in accordance with article 123-ter of Italian Consolidated Financial Law.

Succession plans

        In previous fiscal years, the Human Resources Committee reviewed and defined the guidelines for the succession of the Chief Executive Officer. Enrico Cavatorta was appointed as CEO on September 1, 2014 in accordance with a succession plan shared with the Committee.

        Considering their recent appointment, currently there is no succession plan for the CEO for Markets, nor for the CEO for Product and Operations.

        In 2014, the Human Resources Committee reviewed the Company processes aimed at identifying talented people that could succeed to the turnover of managerial positions from one generation to the next and identified succession plans for the senior managers of the Group.

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

        Information on the internal control and risk management system of the Group is provided below and also pursuant to article 123-bis, paragraph 2, letter b, of Italian Consolidated Financial Law.

        The Internal Control System consists of tools, organizational structures and procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at contributing to the fair management of the Company in line with predetermined objectives using a risk identification, management and monitoring process.

        This system, which is integrated into more general organizational structures and corporate governance, simultaneously is aimed at enabling the Group's primary risks to be identified, measured, managed and monitored, as well as ensuring that financial reporting is reliable, accurate and disclosure is made promptly.

        Particular importance is thus attributed to the control structure—defined on the basis of the COSO report model, which represents the best international practice to assess the adequacy of the internal control system, and the principles of the Code of Conduct—of the preparation and circulation of the financial reports, which has been further strengthened in the past few years to ensure compliance with the guidelines of the SOX.

        In compliance with the provisions of art. 2381 of the Italian Civil Code, on the basis of the information received by the executive bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the internal control system and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored, checking that they are also in line with the strategic objectives of Luxottica.

        To this end, the Board consults with the Control and Risk Committee, personnel within the Risk Management and Compliance organization, the manager of the Internal Audit department and the Supervisory Board on the organizational model provided for by Italian Legislative Decree no. 231/2001.

        The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while the auditing is assigned to an external auditing company in accordance with Italian regulations.

        In January 2015, the Board of Directors, in consideration of the decision to adopt a governance model based on the appointment of two Chief Executive Officers (Co-CEO model) with the aim of more effectively responding to the growing complexity of the Group and global competitive demands, identified two CEOs—the CEO for the Product and Operations Area and the CEO for the Markets Area respectively—as directors responsible for the internal control and risk management system of their respective areas of competence, with the roles and tasks indicated in the Code of Conduct.

        In particular, each Chief Executive Officer is granted the following powers, with the coordination and strategic supervision of the Chairman: (i) autonomous and exclusive powers in their respective areas of competence; (ii) separate powers, with the obligation to provide information, in the shared areas; and (iii) joint powers, for several important decisions. Each Chief Executive Officer is obliged—separately in their exclusive areas of competence and jointly in the Shared Areas—to implement the guidelines set by the Board, identifying the main risks to the Company, by planning, implementing and managing the internal control system, and regularly assessing its overall adequacy, efficiency and effectiveness. They are also responsible for the adjustment of the system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

        The Chief Risk and Compliance Officer (CR&CO) of the Group, who previously reported directly to the Chief Executive Officer, was appointed in 2010, and is called upon to work together with the corporate functions of the Group through his/her organizational structure in order to guarantee the implementation of an efficient risk management system and identify, monitor and control the primary risks as well as the consistent alignment of processes, procedures and, more generally, the conduct and corporate activities within the applicable legal framework and Code of Ethics adopted by the Group. To fulfill these tasks the CR&CO makes use of a Corporate Risk Manager, a Corporate Compliance Manager and similar structures, in particular, for the protection and coordination of activities in the U.S. In 2013, this role was covered at interim by the General Manager—Central Corporate Functions; thereafter, on January 1, 2014 the Group Risk Management & Compliance Director, who reported directly to the General Manager of Central Corporate Functions, was appointed to replace the CR&CO. Subsequently, with the implementation of the governance model based on the appointment of two Chief Executive Officers, the Risk Management and Compliance function reports directly to the CEO Product and Operations.

        With regard to corporate risk management, since 2011 a new Enterprise Risk Management process based on the following features and in line with the models and best practices recognized internationally has been implemented:

  •
  the definition of a Risk Model for the Group, which classifies in five risk factors, those that may compromise the attainment of corporate objectives (strategic, contextual, operative, financial and compliance);

  •
  the development of a risk assessment and risk analysis methodology to measure exposures in terms of impact and probability of occurrence; and

  •
  the collection, analysis and aggregation of data and information necessary for processing a Risk Report for the Group directed to the top management of the Company.

        The process described above, which was devised to be implemented in cycles, involved a growing number of managers, increasing from 70 in 2011 to 122 in 2013, meaning that the most significant risks the Group is exposed to could be identified. In parallel to this activity, specific activities aimed at mitigating the risks identified previously were carried out directly by the Risk Management department and/or the business Managers. The Control and Risk Committee is regularly updated on developments in the Group Enterprise Risk Management program as well as on the results of analysis and actions taken. With reference to compliance, in 2011 a specific program aimed at the mapping of the relevant areas of compliance for the Group and gaining an understanding of the level of maturity and protection of processes was set up. On the basis of this program, specific compliance initiatives focused on Corporate Criminal Liability/Anti-Corruption, Privacy Data Management, Responsible Sourcing/Supply Chain Compliance and Antitrust & Competition Compliance were scoped, defined and developed over the two subsequent years. In 2013, work has continued on the definition of a comprehensive governance model for the Group's Compliance function, aimed at achieving a more efficient, rational and pervasive monitoring of the processes and through subsequently reorganizing this function.

        From the viewpoint of the continuous process of applying the Internal Control System and Risk Management process to developments in operating conditions and legal and regulatory frameworks, the Company implemented a Financial Risk Policy, which was already introduced in 2006 and revised most recently by the Board of Directors in February 2013, and is applicable to all the companies of the Luxottica Group.

        The policy sets forth the principles and rules for the management and monitoring of financial risk and pays particular attention to the activities carried out by the Luxottica Group to minimize the risks deriving from the fluctuations of interest rates, exchange rates and the solvency of financial counterparties.

        The policy clarifies that the instrument used for "interest rate risk" hedging is the plain vanilla "interest rate swaps", whereas for "exchange risk" "non-speculative" derivative instruments, such as "spot and forward exchange contracts" are used. In certain circumstances and subject to the specific authorization of the Chief Financial Officer, more flexible instruments that replicate the effect of the forward exchange contract or "zero cost collar", "accumulator forward" and "average strike forward" can be used.

        The use of derivative instruments is aimed only at the actual hedging of exchange risk that the Group is exposed to, therefore the use of these instruments for speculative purposes is not permitted. In addition to aiming at reducing counterparty risk, the policy specifies the minimum criteria to be met in order to be able to transact with the Group. This principle sets forth: the obligation to operate with qualified banking counterparties through standard agreements (Master Agreement ISDA), a limit on exposure per individual counterparty and a limit on the total exposure of the Group, as well as fixing the minimum credit credential requirements for the counterparties authorized to engage derivative transactions.

        A quarterly reporting system has also been implemented for the Control and Risk Committee since 2007 to highlight the debt exposure and the hedging transactions implemented to minimize "interest rate" risk, "exchange rate" risk and, since 2011, "counterparty risk". Since 2013, this reporting has also included information regarding evidence of high yield currencies exposure.

        Another operational and control instrument that has been implemented for some time is the Credit Policy, which is applicable to all the wholesale companies of Luxottica Group.

        This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risks, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

  •
  apportionment and control of credit lines;

  •
  monitoring of credit trends;

  •
  soliciting unpaid/expired credits;

  •
  management and control of legal actions;

  •
  management and control of the appropriations and losses on credits;

  •
  determination and control of terms of payment in the various markets; and

  •
  control over warranty terms.

The Control and Risk Committee

        On April 27, 2012, the Board of Directors set up the Control and Risk Committee, appointing the independent directors Mr. Mario Cattaneo, Chairman, Ms. Elisabetta Magistretti, Mr. Marco Reboa and Mr. Marco Mangiagalli, with combined extensive experience in accounting, finance and risk management.

        According to the provisions of its charter, last updated in July 2012, the Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

        In particular, the Committee performs the following activities:

  •
  assists the Board in the execution of its tasks regarding internal controls;

  •
  evaluates the preparation of the accounting and company records, together with the manager appointed to carry out this task, having obtained the opinion of the independent auditor and the Board of Statutory Auditors; also reviews the application of accounting principles and their consistency of application for the purposes of preparation of the Group's consolidated financial statements;

  •
  reviews the regular reports on the evaluation of the Internal Control and Risk Management System and any particularly significant reports prepared by the Internal Audit department;

  •
  expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

  •
  reviews the work plan prepared by the manager of the Internal Audit department.

        Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, described later on in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

        The Chief Executive Officers, exclusively within the scope of their respective areas of competence and jointly within the scope of the Shared Divisions:

  •
  are responsible for supervising the related business units on the basis of the instructions received from the Board of Directors, as well as ensuring that the organization, administration and accounting structure of the Company is suitable to its nature and size.

  •
  are responsible for formulating proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request.

  •
  have been identified as directors responsible for the internal control and risk management system.

        In order to ensure the efficient coordination of the CEOs, the Board of Directors has also entrusted the Chairman, Leonardo Del Vecchio, with the task of the supervision and strategic guidance of the management activities of the two CEOs, in addition to the functions reserved to him by law and through the Company's by-laws.

        For the sake of completeness, it is to be noted that, starting from September 1, 2014, the Board of Directors entrusted the Chairman with the task of identifying the strategies for the general management and development of the Company and the Group.

        Finally, the Chairman supervises the Internal Auditing function.

        Mr. Luigi Francavilla, Vice Chairman, is granted the powers to perform transactions with a value not exceeding Euro 10 million.

        The Control and Risk Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-month and quarterly reports, or whenever a meeting is requested to be called by him by another member.

        When the Committee deemed it necessary, the management of the Company and the Luxottica Group were invited to participate in meetings to discuss specific items on the agenda and to review specifically the topics within their competence.

        During the 2014 fiscal year, the Committee met fourteen times, four of which were as the Committee for Transactions with Related Parties, for an average meeting of more than two hours and it, among other activities: evaluated the financial risks for the Company and the management criteria for transactions in derivative instruments; examined reports of the Supervisory Board and reports regarding complaints of alleged violations of the Code of Ethics (twice a year); reviewed the reports of the Internal Audit manager on the activities carried out; assessed the development of activities aimed at compliance with SOX; evaluated the audit plan and the integration of same submitted over the year; reviewed the activities carried out to identify, monitor and manage risks; and met with representatives of various departments to review in detail the progress of specific projects or the management of several specific risk areas.

        The Committee met four times in the first two months of 2015.

        The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes. Furthermore, certain meetings are joint meetings between the Committee and the Board.

        The Committee reports to the Board at least every six months on the activities performed.

        The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totaling Euro 50,000 to the Committee for the 2014 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently.

The Internal Audit Manager

        The Manager of the Internal Audit department is responsible for ensuring the effectiveness and suitability of the internal control and risk management system.

        Starting from October 1, 2013, on the proposal of the director in charge of the internal control and risk management system, having obtained the favorable opinion of the Control and Risk Committee and having consulted the Board of Statutory Auditors, the Board of Directors appointed Mr. Alessandro Nespoli as Internal Audit Manager.

        Following the implementation of the new governance model, in order to preserve the autonomy and independence of the Internal Audit function, the Board of Directors agreed that the Internal Audit department: (i) is subordinate hierarchically to the Board of Directors; (ii) from an organizational perspective, is under the position of the Chairman; and (iii) from an operational point of view, reports to the two Chief Executive Officers, who are responsible for the internal control and risk management system (each to the extent of their respective areas of competence), the Control and Risk Committee, and the Board of Statutory Auditors (the latter as it is a body that functions as the Audit Committee under U.S. law).

        The Internal Audit Manager is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, which is allocated consistently with the activities performed, to reach the objectives set forth in the plan approved by the competent bodies.

        During the course of the fiscal year, the Internal Audit Manager performed his role through the implementation of an activities and verification plan which is related to the Company and its main subsidiaries. Such actions, which the Chairman, the Chief Executive Officer and the Board were informed of, through the Control and Risk Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the internal control system, for which specific plans have been implemented to further strengthen the foundation of the system itself.

        The Internal Audit Manager is due the remuneration consistent with Company policies, and it is clearly understood that the Control and Risk Committee approves all the decisions related to the performance evaluation criteria aimed at determining the variable remuneration of the aforesaid manager.

Organization, Management and Control System pursuant to
Italian Legislative Decree no. 231/2001

        On October 27, 2005, the Board of Directors implemented the Organization, Management and Control System, as established by Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the "Model"). The Model, which was subsequently modified throughout the years, was last updated by the resolution of the Board of Directors on February 16, 2015. Particular importance is given to the "point persons" of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most "sensitive" activities pursuant to Italian Legislative Decree 231/2001, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

        Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered "sensitive" pursuant to Italian Legislative Decree no. 231/2001.

        The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

        To this end, the Model serves the following purposes:

  •
  to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

  •
  to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

  •
  to provide information about the serious consequences which the Company may suffer (and its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in the Decree and the possibility that such measures may be ordered as an interim measure; and

  •
  to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

        The Model is available on the website www.luxottica.com in the Company/Governance/Model 231 section.

        The Supervisory Board in office until the approval of the financial statements as at December 31, 2014 is composed of two external professionals, Mr. Giorgio Silva and Mr. Ugo Lecis, and by the Internal Audit Manager, Mr. Alessandro Nespoli. The Board of Directors, at the time of its appointment on April 27, 2012, considered it appropriate to maintain a Supervisory Board made up of the Internal Audit Manager and two external, independent professionals, instead of entrusting the Board of Statutory Auditors with the task, as permitted by recent amendments introduced by Italian Legislative Decree 231/2001. This choice was deemed appropriate for combining the requirements of independence and expertise, both of which are fundamental for being able to guarantee authoritativeness and effectiveness to the work carried out by the Supervisory Board.

        The Board reports every six months to the Board of Directors, the Control and Risk Committee and the Board of Statutory Auditors on the activities performed.

        The Board of Directors allocated specific funds, totaling Euro 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties for the 2014 fiscal year.

        On the basis of the guidelines provided by the Parent Company and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted and have updated their own Organization Model pursuant to Italian Legislative Decree no. 231/2001, appointing the respective Supervisory Bodies over the years, in order to implement specific control measures relating to the different risk profile of each company.

Sarbanes-Oxley Act

        Compliance with the provisions of SOX is compulsory for Luxottica Group since it is listed on the NYSE, and therefore it has represented a significant motivation for the Group to continually improve its internal control system.

        In particular, in complying with SOX, Luxottica intended not only to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

        Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial information, do not represent a one-off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socio-economical context and of the regulatory framework.

        The objectives of the control system have been defined consistently within the guidelines of SOX, which differentiates between the following two components:

  •
  controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures—DC&P); and

  •
  internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting—ICFR).

        The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Chief Executive Officers and to the Chief Financial Officer, so that they may make appropriate and timely decisions about the information to be disclosed to the market.

        The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with the relevant accounting principles.

        The structure of the internal control system was defined consistently with the model provided by the COSO Internal Control Integrated Framework, the most widely used international model to define and assess the internal control system, which establishes five components (control environment, risk assessment, control activity, information systems and communication flows and monitoring activity) and following the recent update thereof, the 17 principles for its adoption.

        For the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/administrative process. For the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

        Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This "anti-fraud" system is constantly updated and improved.

        In addition to defining and testing the internal control system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

        The entire system must be monitored at two levels: by line management, supervising the significant processes and by the Internal Audit department, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on these to the relevant functions and bodies.

        Moreover, as a result of a comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements. Since 2007, on the basis of experience gained internally, of the independent evaluations by the external auditors and the introduction of audit standard

no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a process for the evaluation and rationalization of the controls is in place, which allows the Company, on the one hand, to eliminate any redundant controls that burden operations without offering a real benefit in terms of strengthening of the internal control system and, on the other hand, to define and better protect the key controls and the monitoring controls. This process is performed for all of the most important companies of the Group.

The Board of Statutory Auditors

        The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as at December 31, 2014, is composed of Francesco Vella, Chairman, Alberto Giussani and Barbara Tadolini. The alternate Auditors are Giorgio Silva and Fabrizio Riccardo Di Giusto.

        The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Alberto Giussani, Barbara Tadolini and Giorgio Silva were appointed from the list submitted by the principal stockholder Delfin S.à.r.l.; Francesco Vella and Fabrizio Riccardo Di Giusto were appointed from the minority list submitted by various investment funds (and to be more specific, Arca SGR S.p.A. Allianz Global Investors Italia SGR S.p.A. Anima SGR S.p.A. Eurizon Capital S.A. Eurizon Capital SGR S.p.A. FIL Investments International Fideuram Gestions S.A., Fideuram Investimenti SGR S.p.A, Interfund SICAV, Mediolanum Gestione Fondi, Pioneer Asset Management S.A. and Pioneer Investment Management SGRpA). In 2012, the minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%. Under CONSOB resolution no. 19109 dated January 28, 2015, the minimum percentage of share capital required to present a list for the 2015 fiscal year is equal to 0.5%.

        The lists and their supporting documentation, which were filed and published within the deadlines prescribed by law at the time of the presentation of the candidacies, are available for review on the Company's website under the Company/Governance/General Meeting/Archive section.

        The procedures for the appointment of auditors are governed by article no. 27 of the Company by-laws; for more information, please refer to the Company's by-laws.

        The Board of Statutory Auditors supervises compliance with the law, the by-laws and with proper management principles, the appropriateness of the instructions given by the Company to the subsidiary companies, the appropriateness of the Company structure with respect to the areas of responsibility, the internal control system and the administrative accounting system and the reliability of the latter in the correct reporting of the management-related issues, and verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct, and, in accordance with the provisions of Italian Legislative Decree 39/2010, supervises the financial information process, the efficiency of the internal auditing system, the auditing of accounts and the independence of the legal auditor, and monitors the implementation of the remuneration policy. The Board also offers its opinion, pursuant to article 2389 of the Italian Civil Code, on the remuneration assigned to Directors with special roles.

        Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third-party.

        The Board of Statutory Auditors presents its duly formed proposal to the Ordinary Meeting of Stockholders on the appointment of the external auditors.

        In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, the Control and Risk Committee, the Risk Management department and Compliance.

        The Board of Statutory Auditors verified the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

        Following its appointment the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence and also verified that these requirements were met during the 2014 fiscal year.

        The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the SOX, and SEC and NYSE rules and regulations. Furthermore, in accordance with Italian law, it acts as a Committee for Internal Control and Auditing.

        Consequently, the Board of Statutory Auditors:

  •
  examines and discusses all the declarations required by SOX sections 302 and 906 with management;

  •
  examines the management reports on the internal control system and the declaration of the auditing company on the conclusions of the management in compliance with SOX section 404;

  •
  examines the reports of the Chief Executive Officers and Chief Financial Officer on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls;

  •
  examines the reports by the Chief Executive Officers and Chief Financial Officer on any fraud involving management or related officers in the context of the internal control system;

  •
  evaluates the proposals of the auditing companies for the appointment as external auditor and submits a proposal on the appointment or revocation of the auditing company to the Stockholders' meeting;

  •
  supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

  •
  reviews periodic reports of the external auditors on: (a) the critical accounting criteria and practices to be used; (b) the alternative accounting processes generally accepted, analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (c) any other relevant written communication between the external auditors and management;

  •
  makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

  •
  approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, internal control matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

  •
  assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

  •
  approves the procedures prepared by the Company for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

        With particular reference to the Form 20-F—(the Annual Report drawn up in compliance with the U.S. laws relevant for non-U.S. companies that are listed on the NYSE), the Board of Statutory Auditors, in its capacity as Audit Committee, also carries out the following tasks:

  •
  reviews the financial information to be disclosed in the Form 20-F, including the audited financial statements, the management report, selected financial information and information on market risk, together with the company management and auditing firm;

  •
  reviews the assessment of the quality and acceptability of accounting principles, the reasonableness of significant evaluations, the clarity of the disclosure of financial information, the management report, the selected financial information and information on market risk, together with the Chief Financial Officer and auditing firm; and

  •
  assesses the results of the regular and annual auditing of accounts and any other matters that must be communicated to the Board of Statutory Auditors by the auditing firm in accordance with the auditing principles in force in Italy and the U.S. and other applicable regulations.

        In accordance with U.S. regulations, Alberto Giussani was appointed Audit Committee Financial Expert by the Board of Directors on April 27, 2012.

        The Board of Statutory Auditors has the appropriate skills and resources to perform the above-mentioned duties.

        In 2014, the Board met fourteen times for an average meeting of two and a half hours. In the first two months of 2015, the Board met four times.

        During the year, the Statutory Auditors attended the meetings of the Control and Risk Committee, in addition to the Meeting of Stockholders and the meetings of the Board of Directors. Furthermore, the Chairman of the Board of Statutory Auditors or an Auditor appointed by the latter is invited to attend the meetings of the Human Resources Committee. In 2014, the Chairman or at least one Auditor appointed by the latter attended five of the eight meetings of the Human Resources Committee.

        Background information on the members of the Board of Statutory Auditors currently in office and on the primary offices held in other companies as at December 31, 2014 and the year of their first appointment to the Board are provided below.

Francesco Vella, Chairman

        An attorney at law, Mr. Vella is full professor of commercial law at the University in Bologna, Italy, where he currently teaches in the Master's program. He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: "Banca Borsa, Titoli di Credito", "Mercato Concorrenza e Regole", "Il Mulino", "Banca, impresa e società", "Giurisprudenza Commerciale" and "Analisi giuridica dell'economia", which he helped to set up, as well as the website "lavoce.info". He has been Chairman of the Board of Statutory Auditors of the Company since April 2009.

        He is Chairman of UnipolSai Assicurazioni S.p.A. and Unipolbanca S.p.A, Chairman of the Supervisory Body of Camst Soc. Coop. a.r.l. and member of the Supervisory Body of Hera S.p.A.

Alberto Giussani—Statutory Auditor

        Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy. He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

        Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as a member of the Management Board of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007. He has been an Auditor of the Company since April 2009.

        He is also an auditor of Falck Renewables S.p.A. and Carlo Tassara S.p.A., member of the Board of Directors of Fastweb S.p.A., Chairman of the Board of Statutory Auditors of Vittoria Assicurazioni S.p.A. and Chairman of the Board of Directors of EI Towers S.p.A.

Barbara Tadolini—Statutory Auditor

        Ms. Tadolini graduated with a degree in Economics and Business from the Università degli Studi in Genoa. She has been registered in the Association of Certified Accountants since 1986 and has been a registered statutory auditor since 1995. She has worked with the tax consultancy firm, Arthur Andersen and leading professional firms in Genoa. She currently works independently in her own firm in Genoa. Barbara Tadolini was a member of the Board of Certified Accountants in Genoa, as well as member of the national assembly of delegates of the "Cassa Nazionale di Previdenza e Assistenza dei dottori Commercialisti", in which she currently holds the position of director. She has been an Auditor of Luxottica Group S.p.A. since April 27, 2012. She is also an Auditor of Sailmoraghi & Viganò S.p.A., VistaSì S.p.A., Burke & Novi S.r.l., and member of the Board of Directors of UnipolSai Assicurazioni S.p.A.

        All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of the Italian Consolidated Financial Law, and are independent in accordance with the assessment criteria set forth in article 3 of the Code of Conduct.

Auditing Firm

        The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved at the Ordinary Meeting of Stockholders.

        The auditing company serving until the approval of the financial statements for the year 2020 is PricewaterhouseCoopers S.p.A., in accordance with the resolution of the Ordinary Meeting of Stockholders of April 28, 2011.

Manager responsible for the preparation of the Company's financial reports

        On October 29, 2014, the Board of Directors appointed the Chief Financial Officer Stefano Grassi as the manager responsible for the preparation of the Company's financial reports to replace Enrico Cavatorta, who held the office until the aforesaid date.

        The appointed manager remains in office until: (a) termination of the entire Board of Directors that appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

        The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to art. 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Chief Executive Officers, of certificates pursuant to art. 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the consolidated financial statements and the half-year financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to him in a separate power of attorney, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

By-laws

        The current Company by-laws were most recently amended on the resolution of the Board of Directors on July 26, 2012 for the purpose of adapting the by-laws to the provision of Italian Law 120/2011 on the balance between the genders in the composition of the Company's governing bodies.

        The Board of Directors, as authorized by article 23 of the by-laws, amended articles 17 and 27 on the appointment of the Board of Directors and Board of Statutory Auditors.

        The text of the by-laws is available on the website www.luxottica.com in the Company/Governance/By-laws section.

Code of Ethics and Procedure for handling reports and complaints regarding
Violations of Principles and Rules Defined and/or Acknowledged
by Luxottica Group

        The Code of Ethics of Luxottica Group ("Code of Ethics") represents the values underlying all of the Group's business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

        The Code of Ethics, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was finally updated by the Board itself in the resolution passed on February 16, 2015.

        In addition to the Code of Ethics, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

        The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioral principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

        Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

        The reports of violations of principles and rules defined or recognized by the Group are submitted to the Internal Audit Manager, who in turn submits them to the Chairman of the Board of Statutory Auditors.

        The Code of Ethics is available on www.luxottica.com, in the Company/Our Way/Our way of doing Business section.

Procedure for transactions with related parties

        On October 25, 2010 the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the new provisions of CONSOB regulation 17221/2010.

        The procedure, which was approved by the former Internal Control Committee (composed exclusively of independent Directors), became applicable as of January 1, 2011.

        On February 13, 2014, the Board of Directors, in compliance with the recommendation of CONSOB (see Communication no. 10078683 dated September 24, 2010), carried out an assessment on the possibility of revising the procedure, three years from its adoption. In this regard, the Board, having achieved the favorable opinion of the Control and Risk Committee (composed solely of Independent Directors), resolved to make amendments to the Procedure, in line with the best practices on this subject.

        The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 1 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

        The Board of Directors also reached the following decisions, among others, with regard to the interested parties involved in each individual transaction, where possible each time that: (i) the Human Resources Committee was to be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee was to be involved in and consulted about other transactions with related parties.

        Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the Remuneration Report drawn up in accordance with art.123-ter of the Italian Consolidated Financial Law.

        This procedure was last updated on February 16, 2015.

        The Procedure is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Internal Dealing Procedure

        On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in art. 114, seventh paragraph, of the Italian Consolidated Financial Law and articles 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on February 16, 2015.

        The Internal Dealing Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called "relevant parties".

        The relevant parties—namely Directors, Auditors of the Company and Managers with strategic responsibilities (pursuant to art. 152-sexies letter c2 of the Regulations for Issuers)—inform the Company, CONSOB and the public about any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or financial instruments connected to them. Transactions with an overall value of less than 5,000 euros at the end of the year and, subsequently, the transactions that do not reach a total equivalent value of a further 5,000 euros by the end of the year do not need to be reported.

        The Procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

        The Procedure is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Procedure for Handling Privileged Information

        On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for handling privileged information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This Procedure was last updated on February 16, 2015.

        The following persons are required, among other things, to comply with the confidentiality of such documents and information: (i) Directors; (ii) Statutory Auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

        The Procedure for handling privileged information also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The Policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

        This Register was implemented by Luxottica in order to comply with the provisions of art.115-bis of the Italian Consolidated Financial Law.

        This policy is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Appointment of External Auditors

        U.S. regulations in force provide that either the Audit Committee or the equivalent body under the specific rules of the issuer's home country must approve the services provided by external auditors to the Company and to its subsidiaries.

        To this end, the Board of Directors approved the 'Group Procedure for the Appointment of External Auditors' back in 2005, in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on July 26, 2012.

        The parent company's external auditor is the main auditor for the entire Luxottica Group.

        The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company's shares are listed both on the MTA, organized and managed by Borsa Italiana, and on the New York Stock Exchange, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

        The policy is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

IV. STOCKHOLDERS' MEETINGS

        The Board of Directors determines the venue, date and time of the stockholders' meeting in order to facilitate the participation of stockholders.

        The Luxottica Directors and Auditors endeavor to attend the meetings, in particular the Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

        The Ordinary Meeting of Stockholders is called through a notice published by the thirtieth day prior to the date fixed for the Meeting (or by the fortieth day, in the case of the appointment of company committees), on the Company website and using the other methods prescribed by CONSOB in its Regulations. The notice of call, in compliance with legal provisions, states the necessary instructions on how to participate in the General Meeting of Stockholders, including information on the methods for finding the proxy forms, which can also be accessed through the Company website.

        The Company/Governance/General Meeting section of the Company's website contains the relevant information on stockholders' meetings held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

        Luxottica has adopted a Regulation for stockholders' meetings to ensure the regular and functional management of ordinary and extraordinary stockholders' meetings and to ensure that each stockholder is allowed to express an opinion on the items being discussed. The Regulation is available at the Company's registered office and at the venues in which the Stockholders' Meetings are held; the Regulation is also available to the public on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

        Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

        All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law.

        The proxy can also be sent via a computerized document signed electronically in accordance with article 21, paragraph 2, of Italian Legislative Decree no. 82/2005.

        The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with art.135-undecies of the Italian Consolidated Financial Law.

        The Company by-laws do not provide for voting by mail.

        Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

        In 2014, the Ordinary Meeting of Stockholders convened once on April 29 to pass resolutions on the following items on the agenda:

  1.
  The approval of the Statutory Financial Statements for the year ended December 31, 2013.

  2.
  The allocation of net income and distribution of dividends.

  3.
  An advisory vote on the first section of the remuneration report in accordance with article 123-ter, paragraph 6 of Italian Legislative Decree no. 58/1998.

V. INVESTOR RELATIONS

        An investor relations team, directly reporting to both the Chief Executive Officers, is dedicated to relations with the national and international financial community.

        The website www.luxottica.com has an entire section entitled Investors to provide information that may be of interest to Company stockholders and investors. In order to facilitate the knowledge of business strategies and development, the top management and Investor Relations also use typical financial communication tools, such as roadshows, conference calls and meetings with investors.

        Documents on corporate governance are also available on the website www.luxottica.com in the Company/Governance section and may be requested via e-mail at the following address: investorrelations@luxottica.com.

SECTION IV—SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2014

        Below is a summary of the most significant events that occurred after the closing of fiscal year 2014 up to the date of this Report. The most significant events have already been described in the paragraphs above.

        After closing the 2014 fiscal year, the Board of Directors:

  (a)
  approved the new system for the powers granted the two Chief Executive Officers;

  (b)
  approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, in accordance with paragraph 3 of art. 2381 of the Civil Code and Principle 1.c.1. of the Code of Conduct;

  (c)
  on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committees acknowledging the adequacy of the composition of the Board, of the Committees and their respective performances;

  (d)
  evaluated whether the requirements for independence existed, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining, Mario Cattaneo, Claudio Costamagna, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa to be independent directors;

  (e)
  verified that the composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of positions to be held in other companies;

  (f)
  decided to allocate specific funds to be made available to the Committees, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks;

  (g)
  evaluated the adequacy of the internal control and risk management system as described in the report in point (b) above and by the report of the Control and Risk Committee and Internal Audit Reports;

  (h)
  reviewed the results of the Auditing activities carried out in 2014 and approved the audit plan for 2015, which had already been shared by the Control and Risk Committee;

  (i)
  on the proposal of the Human Resources Committee, approved the remuneration policy to be submitted to the Meeting of Stockholders to be held on April 24, 2015, for an advisory vote.

        In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified compliance with the requirements for each individual Auditor as outlined by the Code of Conduct.

Milan, March 2, 2015

COMPOSITION OF THE BOARD OF DIRECTORS AND THE COMMITTEES—2014 FISCAL YEAR

Directors in office on December 31, 2014

Board of Directors
							Independent Pursuant to Code and Italian Consolidated Financial Law			Control and Risk Committee		Human Resources Committee
		Date of first appointment	In charge from	In charge until		Non- executive			Other positions in office held **
Position	Members/Year of birth				Executive			*		***	*	***	*

Chairman	LEONARDO DEL VECCHIO (1935)	1961	27/4/2012	Approval of 2014 Financial Statements	X			80%	4
Vice Chairman	LUIGI FRANCAVILLA (1937)	1985	27/4/2012	Approval of 2014 Financial Statements	X			100%	1
CEO	MASSIMO VIAN (1973)	2014	29/10/2014	First General Meeting after the cooptation	X			100%	—
Director	ADIL MEHBOOB-KHAN (1964)	2014	29/10/2014	First General Meeting after the cooptation	X			50%	—
Director	MARIO CATTANEO (1930)	2003	27/4/2012	Approval of 2014 Financial Statements			X	90%	3	X	100%
Director	CLAUDIO COSTAMAGNA (1956)	2006	27/4/2012	Approval of 2014 Financial Statements			X	100%	2			X	100%
Director	CLAUDIO DEL VECCHIO (1957)	1986	27/4/2012	Approval of 2014 Financial Statements		X		90%	—
Director	ELISABETTA MAGISTRETTI (1947)	2012	27/4/2012	Approval of 2014 Financial Statements			X	100%	2	X	100%
Director	MARCO MANGIAGALLI (1949)	2009	27/4/2012	Approval of 2014 Financial Statements			X	90%	1	X	79%	X	100%
Director	ANNA PUCCIO (1964)	2012	27/4/2012	Approval of 2014 Financial Statements			X	100%	—			X	100%
Director	MARCO REBOA (1955)	2006	27/4/2012	Approval of 2014 Financial Statements			X	90%	1	X	93%

Number of meetings held	BoD: 10	Control and Risk Committee: 14	Human Resources Committee: 8

NOTES

*	Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.
**
Lists the number of offices as director or auditor performed by the directors in office in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in section II of this Report.
***	An "X" indicates that the member of the Board of Directors is also a member of the Committee.

Directors who resigned during the 2014 fiscal year

Board of Directors
				Independent Pursuant to Code and Italian Consolidated Financial Law		Control and Risk Committee		Human Resources Committee
	Date of first appointment		Non- executive
Name/Year of birth		Executive			*	***	*	***	*

ANDREA GUERRA, in office until September 1, 2014 (1965)	2004	X			100%
ENRICO CAVATORTA, in office until October 13, 2014 (1961)	2003	X			100%
SERGIO EREDE in office until March 13, 2014, (1940)	2004		X		67%
ROGER ABRAVANEL, in office until October 13, 2014 (1946)	2006			X	86%			X	83%

BOARD OF STATUTORY AUDITORS—2014 FISCAL YEAR

Board of Statutory Auditors

	Members	Year of birth	Date of first appointment	In charge from	In charge until	Percentage of attendance at the Board meetings	Number of other positions in office held *

Chairman, taken from the minority list	FRANCESCO VELLA	1958	2009	27/4/2012	Approval of 2014 Financial Statements	93%	2—1 of which listed
Statutory Auditor, taken from the majority list	ALBERTO GIUSSANI	1946	2009	27/4/2012	Approval of 2014 Financial Statements	64%	5—3 of which listed
Statutory Auditor, taken from the majority list	BARBARA TADOLINI	1960	2012	27/4/2012	Approval of 2014 Financial Statements	100%	4—1 of which listed
Substitute Auditor, taken from the minority list	FABRIZIO RICCARDO DI GIUSTO	1966	2012	27/4/2012	Approval of 2014 Financial Statements
Substitute Auditor, taken from the majority list	GIORGIO SILVA	1945	2006	27/4/2012	Approval of 2014 Financial Statements

Number of meetings during the 2014 fiscal year: 14

*
Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

QuickLinks

  Exhibit 99.4
REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE PURSUANT TO ART.123- BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW
Limitations to the accumulation of positions
Committees
Executive Directors
Non-executive Directors
Appointment of Directors
Human Resources Committee
Succession plans
II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM
The Control and Risk Committee
The Internal Audit Manager
Organization, Management and Control System pursuant to Italian Legislative Decree no. 231/2001
Sarbanes-Oxley Act
The Board of Statutory Auditors
BOARD OF STATUTORY AUDITORS—2014 FISCAL YEAR